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                                                                    EXHIBIT 99.1



                                 HOLLINGER INC.

                 PROVIDES UPDATE ON ANNUAL SHAREHOLDERS' MEETING

     Toronto, Canada, June 25, 2004 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) today announced that its application to the Ontario Superior Court of Justice for an order extending the time for calling Hollinger's 2004 annual shareholders' meeting past the statutory deadline of June 30, 2004 was heard today. The postponement was sought because until such time as the annual audited financial statements of Hollinger for the year ended December 31, 2003 are complete, Hollinger is unable to satisfy the Canadian law requirement that such financial statements be placed before the shareholders at the annual shareholders' meeting. The Court granted an interim order extending the time for calling Hollinger's 2004 annual shareholders' meeting to a date not later than September 30, 2004. Hollinger intends to hold its 2004 annual shareholders' meeting as soon as practicable after its fiscal 2003 audited financial statements are completed and available for mailing to shareholders.

     Hollinger's principal asset is its approximately 72.3% voting and 29.7% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.


Media contact:                           For more information, please contact:
Jim Badenhausen                          Hollinger Inc.
646-805-2006                             Monique Delorme
                                         416-363-8721


                              www.hollingerinc.com